SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Hamelacha 5,  Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 22, 2024 re TAT Technologies Ltd. Reports First Quarter 2024 Results.

ITEM 1

Press Release

TAT Technologies Reports First Quarter 2024 Results

Netanya, Israel, May 22, 2024 - TAT Technologies Ltd. (NASDAQ and TASE: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month period ended March 31, 2024.

Financial highlights for the first quarter of 2024:

•	Revenues for Q1 2024 increased by 35.3% to $34.1 million compared to $25.2 million in Q1 2023.

•	Gross profit for Q1 2024 increased by 65.1% to $7.1 million compared to $4.3 million in Q1 2023.

•	Gross Margin for Q1 2024 improved by 3.8bp to 20.7% of revenues, compared to 16.9% of revenues in Q1 2023.

•	Adjusted EBITDA for Q1 2024 increased by 76.8% to $3.7 million (10.8% of Revenues) compared to $2.08 million (8.25% of revenues) in Q1 2023.

•	Operating Income for Q1 2024 increased by 133% to $2.2 million (6.5% of Revenues) compared to $0.95 million (3.8% of revenues) in Q1 2023.

•	Net income for Q1 2024 increased by 221% to $2.1 million compared to a net Income of $0.6 million in Q1 2023.

•	Cash flow from Operating activities was negative $3.5 million in Q1 2024 compared to positive $1.7 million in Q1 2023.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “The first quarter of 2024 marked the seventh straight quarter of Revenue and EBITDA growth, demonstrating consistent demand for our solutions and the sustainability of our business model.

As we grow our business and further scale our capacity to meet near-term demand, we are prioritizing operational efficiency to reduce backorders, better navigate industry wide supply chain dynamics, improve customer satisfaction and maximize our profitability.

During the first quarter we secured orders and long-term agreements at a value of over $40 million, increasing our backlog and LTA Value of over $410 million. This strength will drive continued momentum in our business and support our revenue growth plan for the rest of 2024 and for years to come.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.
TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, [LTAs] and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,973	$15,979
Accounts receivable, net of allowance for credit losses of $345 and $345 thousand as of March 31, 2024 and December 31, 2023 respectively	20,829	20,009
Restricted deposit	139	661
Other current assets and prepaid expenses	6,578	6,397

Inventory	53,857	51,280

Total current assets	90,376	94,326

NON-CURRENT ASSETS:
Restricted deposit	161	302
Investment in affiliates	2,366	2,168
Funds in respect of employee rights upon retirement	659	664
Deferred income taxes	1,403	994
Property, plant and equipment, net	41,318	42,554
Operating lease right of use assets	2,911	2,746
Intangible assets, net	1,755	1,823

Total non-current assets	50,573	51,251
Total assets	$140,949	$145,577
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,996	$2,200
Credit line from bank	8,027	12,138
Accounts payable	9,288	9,988
Accrued expenses	12,381	13,952
Operating lease liabilities	1,134	1,033

Total current liabilities	32,826	39,311

NON CURRENT LIABILITIES:
Long-term loans	12,547	12,886
Liability in respect of employee rights upon retirement	1,003	1,000
Operating lease liabilities	1,765	1,697

Total non-current liabilities	15,315	15,583
Total liabilities	$48,141	$54,894
EQUITY:
Share capital	3,141	3,140
Additional paid-in capital	76,376	76,335
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income		27
Retained earnings	15,379	13,269
Total shareholders' equity	92,808	90,683

Total liabilities and shareholders' equity	$140,949	$145,577

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Products	$11,935	$7,291	$35,241
Services	22,153	17,926	78,553
	34,088	25,217	113,794

Cost of goods:
Products	8,986	6,274	30,517
Services	18,036	14,685	60,809
	27,022	20,959	91,326
Gross Profit	7,066	4,258	22,468

Operating expenses:
Research and development, net	277	99	715
Selling and marketing	1,660	1,159	5,523
General and administrative	3,309	2,459	10,588
Other income	(388)	(406)	(433)
	4,858	3,311	16,393

Operating income	2,208	948	6,075

Interest expenses	(343)	(366)	(1,683)
Other financial income (expenses), net	(106)	(19)	353

Income before taxes on income (tax benefit)	1,759	563	4,745

Taxes on income (tax benefit)	(153)	(27)	576

Income before share of equity investment	1,912	590	4,169

Profit of equity investment of affiliated companies	198	68	503

Net income	$2,110	$658	$4,672

Basic and diluted income per share

Net income per share basic	$0.20	$0.074	$0.52
Net income per share diluted	$0.19	$0.074	$0.51

Weighted average number of shares outstanding :
Basic	10,378,978	8,911,546	8,961,689
Diluted	10,554,351	8,911,546	9,084,022

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
Net income	$2,110	$658	$4,672
Other comprehensive income (loss)
Net unrealized losses from derivatives	(27)	-	53
Total comprehensive income	$2,083	$658	$4,725

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of option	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive loss	-	-	-	53	-	4,672	4,725
Exercise of option	32,466	8	157	-	-	-	165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774	-	-	-	10,064
Share based compensation	-	-	159	-	-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE PERIOD ENDED MARCH 31, 2024 (unaudited):
Comprehensive profit	-	-	-	(27)	-	2,110	2,083
Exercise of option	5,552	1	-	-	-	-	1
Share based compensation	-	-	41	-	-	-	41
BALANCE AT MARCH 31, 2024 (unaudited)	10,382,637	$3,141	$76,376	$0	$(2,088)	$15,379	$92,808

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2024	2023	2023
	(Unaudited)	(Unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$2,110	$658	$4,672

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	1,374	1,041	4,710
Loss (gain) from change in fair value of derivatives	22	-	(9)
Change in funds in respect of employee rights upon retirement	5	70	116
Change in operating right of use asset and operating leasing liability	4	(6)	22
Non-cash financial expenses	(214)	(115)	(172)
Decrease in restructuring plan provision	(20)	(58)	(126)
Change in allowance for credit losses	-	(3)	(182)
Share in results of affiliated companies	(198)	(68)	(503)
Share based compensation	41	90	159
Liability in respect of employee rights upon retirement	3	(79)	(148)
Capital gain from sale of property, plant and equipment	(354)	(456)	(530)
Deferred income taxes, net	(409)	22	235
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(820)	(2,012)	(4,205)
Decrease (increase) in other current assets and prepaid expenses	(181)	1,135	(341)
Decrease (increase) in inventory	(2,637)	2,959	(5,400)
Decrease in trade accounts payable	(700)	(1,121)	(245)
Increase (decrease) in accrued expenses and other	(1,573)	(290)	4,202
Net cash provided by (used in) operating activities from continued operation	$(3,547)	$1,767	$2,255

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	1,306	1,560	2,002
Purchase of property and equipment	(989)	(1,433)	(5,102)
Purchase of intangible assets	-	-	(479)
Net cash used in investing activities from continued operations	$317	$127	$(3,579)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(440)	(422)	(1,701)
Short-term credit received (repayment) from banks	(4,000)	-	1,000
Proceeds from long-term loans received	-	-	712
Proceeds from issuance of common shares, net	-	-	10,064
Exercise of options	1	-	165
Net cash provided by financing activities from continued operations	$(4,439)	$(422)	$10,240

Net increase (decrease) in cash and cash equivalents andrestricted cash	(7,669)	1,472	8,916

Cash and cash equivalents and restricted cash at beginning of period	16,942	8,026	8,026

Cash and cash equivalents and restricted cash at the end of period	$9,273	$9,498	16,942

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Additions of operating lease right-of-use assets and operating lease liabilities	345	-	1,345
Reclassification of inventory to property, plant and equipment	60	-	68
Supplemental disclosure of cash flow information:

Interest paid	(442)	-	(1,438)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2024	2023	2023

Net income (Loss)	$2,110	$658	$4,672
Adjustments:

Taxes on income (tax benefit)	(153)	(27)	576
Financial expense/ (income), net	449	385	1,330
Depreciation and amortization	1,428	1,041	4,902
Share based compensation	41	90	159
Share in results and sale of equity investment of affiliated companies	(198)	(68)	(503)
Adjusted EBITDA	$3,677	$2,079	$11,136

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: May 22, 2024